# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corbus Pharmaceuticals Holdings, Inc., CIK 0001595097
CUSIP: 21833P301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 River Ridge Drive, Norwood, Massachusetts (MA), 02062
Date of event which requires filing of this statement: 12/11/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-001033
Filed by CIK 0001583977

## Reporting persons
- Cormorant Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,344,971; sole dispositive power 0; shared dispositive power 2,344,971; aggregate amount beneficially owned 2,344,971 (13.36% of the class)
- Chen Bihua: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,344,971; sole dispositive power 0; shared dispositive power 2,344,971; aggregate amount beneficially owned 2,344,971 (13.36% of the class)

## Item 1. Issuer
Name of issuer: Corbus Pharmaceuticals Holdings, Inc.
Address of issuer's principal executive offices: 500 River Ridge Drive, Norwood, Massachusetts, 02062

## Item 2. Person Filing
Name of person filing:
Cormorant Asset Management, LP
Bihua Chen
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,344,971
Percent of class: 13.36
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,344,971
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,344,971

Shares reported herein for Cormorant Asset Management, LP ("Cormorant") represent shares which are beneficially owned by Cormorant Global Healthcare Master Fund, LP (the "Master Fund"). Cormorant Global Healthcare GP, LLC ("GP LLC") serves as the general partner of the Master Fund. Cormorant serves as the investment manager of the Master Fund. Bihua Chen serves as the managing member of GP, LLC and the general partner of Cormorant. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or her pecuniary interest therein.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2025, as filed with the Securities and Exchange Commission on November 12, 2025, that there were shares of 17,553,037 Common Stock of the Issuer outstanding as of November 7, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 4.

In addition, the Master Fund has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement, incorporated by reference to the Joint Filing Statement included with the Schedule 13G amendment filed by the Reporting Persons on November 14, 2025.

## Signatures
- Cormorant Asset Management, LP: /s/ Bihua Chen, Bihua Chen, Managing Member (12/15/2025)
- Chen Bihua: /s/ Bihua Chen, Bihua Chen (12/15/2025)